AllianceBernstein Premier Growth Institutional Fund, Inc.				Exhibit 77C
811-08403

77C  Matters submitted to a vote of security holders


A Special Meeting of Shareholders of AllianceBernstein Premier Growth Institutional Fund (the Fund) was held on November 7, 2006.
A description of the proposal and number of shares voted at the Meeting are as follows:

1. The acquisition of the Fund by AllianceBernstein Large Cap Growth
Fund, Inc.


Voted For


Voted Against


Abstained

5,689,175
0
91,901


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